July 21, 2010

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Craig Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SYNNEX Corporation
Form 10-K for Fiscal Year Ended November 30, 2009
Filed February 5, 2010
Form 10-Q for Fiscal Period Ended February 28, 2010
Filed April 9, 2010
File No. 001-31892

Dear Mr. Wilson:

On behalf of SYNNEX Corporation, this letter responds to comments on the above-referenced Form 10-K and Form 10-Q received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 7, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K for Fiscal Year Ended November 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.	We note your response to our comment 1 and related draft disclosure in your response to our comment 2 to be included in future filings. We further note that the US Amended and Restated Arrangement and Amended and Restated Revolver expire in January and February 2011, respectively. Since it appears it is your intention to use these instruments to cash-settle the convertible debt, please expand your proposed disclosure to include a discussion of the expiration of these instruments and the company’s intentions at such time. Further, discuss other liquidity sources you believe are available to you to cash-settle the convertible debt. In this regard, we note you state you have the ability to issue equity securities and utilize the proceeds. Please include your revised draft disclosure in your response.

Response: The Registrant respectfully advises the Staff that the Registrant reaffirms its positive intent and ability to cash-settle the par value of the Convertible Senior Notes. The Registrant has expanded its disclosure to include the following additional disclosure regarding its intent and ability within the Capital Resources section of Management’s Discussion and Analysis on page 40 of its Form 10-Q filed on July 9, 2010, and will include a similar disclosure in future filings.

“In May 2008, we issued $143.8 million of aggregate principal amount of our 4.0% Convertible Senior Notes due 2018, or the Notes, in a private placement. However, under certain circumstances we may redeem the Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of principal amount plus any accrued and unpaid interest. In addition, if certain triggering events are met, the Notes can be converted into shares of common stock at any time before their maturity. Because we currently intend to settle the Notes using cash at some future date, we maintain within our U.S. Amended and Restated Arrangement and the Amended and Restated Revolver ongoing features that allow us to utilize cash from these facilities to cash settle the Notes, if desired. (See On-Balance Sheet Arrangements below.) These borrowing arrangements are renewable on their expiration dates. We have no reason to believe that these arrangements will not be renewed as we continue to be in good credit standing with the participating financial institutions. We have had similar borrowing arrangements with various financial institutions throughout our years as a public company. We also retain the ability to issue equity securities and utilize the proceeds to cash-settle the Convertible Senior Notes. See Note 9.”

2.	In your response to our comment 2 you state that because the time, mode and amount of settlement of the Convertible Senior Notes may vary you did not include them in the Contractual Obligations Table on Page 45 or in the Note 13. It is unclear why this precludes the inclusion of these amounts on either the Contractual Obligations Table or in the future principal payment table in Note 13 as this a long-term debt arrangement with a payment in cash due 2018. Please further explain why you believe it is appropriate to exclude these convertible senior note obligation amounts from Note 13 with reference to specific accounting guidance and applicable SEC regulations or interpretations with regards to the Contractual Obligations Table. See Item 303(a)(1)(5)(i) and (ii) of Regulation S-K.

Response: The Registrant respectfully advises the Staff that the Registrant has added its Convertible Senior Note in the borrowing table within Note 8 – Borrowings in the Form 10-Q filed on July 9, 2010. Further the Registrant will include the future principal payments of the Convertible Senior Notes in the Contractual Obligations Table in its future Form 10-K filings. The Registrant has also made the following additional disclosure within Note 8 regarding its Convertible Senior Note in the Form 10-Q filed on July 9, 2010, and will include a similar disclosure in future Form 10-Q and Form 10-K filings.

Convertible debt

“In May 2008, the Company issued $143,750 of aggregate principal amount of its 4.0% Convertible Senior Notes due 2018 in a private placement. The carrying amount of the convertible debt, net of the unamortized debt discount, was $128,992 and $126,785 as of May 31, 2010 and November 30, 2009. The Notes are senior unsecured obligations of the Company and have a cash coupon interest rate of 4.0% per annum. The Company may redeem the Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the redemption date. See Note 9. Also, the Notes contain various features which under certain circumstances could allow the holders to convert the Notes into shares before their ten-year maturity.”

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 105 (Incorporated by Reference From Definitive Proxy Statement Filed February 25, 2010)

Security Ownership of Certain Beneficial Owners and Management, page 12

3.	We note your response to prior comment 6 and we are unable to concur with your assertion that the disclosure in footnote 3 satisfies the requirements of Item 403 of Regulation S-K and Exchange Act Rule 13d-3(c). Rule 13d-3(c) requires that “all securities of the same class beneficially owned by a person… shall be aggregated in calculating the number of shares beneficially owned by such person.” Thus, to accurately reflect the shares beneficially owned by Mr. Miau, the 4,689,244 shares must be added to the shares currently reflected in the table as beneficially owned by him, the total of which could clearly represent more than 3% of your common stock. In addition, as previously noted, because more than one beneficial owner will be listed for the same securities, appropriate disclosure should be added to avoid confusion. See Instruction 5 to Item 403 of Regulation S-K. Please confirm your understanding.

Response: The Registrant respectfully notes the Staff’s comment and will include appropriate disclosure per the above comment in its future filings.

Form 10-Q for Fiscal Period Ended February 28, 2010

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Revenue Recognition, page 8

4.	We note in your response to comment 9 you state that this change is not a change in your accounting policies. Therefore it seems that this is the result of either amendments to previously existing agreements or an error in the application of your existing accounting policies to these prior arrangements. The factors you note supporting the applicability of ASC 250 appear to be based on immateriality while asserting that there was no change in accounting policy or principle. Absent a change in principle it appears that your change was from an unacceptable method to an acceptable method and is a correction of an error as defined by ASC 250-10-20. Please tell us the specific circumstances that caused this change and if it was the result of an error in the application your accounting policies please tell us why ASC 250 is not applicable.

Response: The Registrant follows ASC 605-45, Principle Agent Considerations in its accounting related to certain service contracts, post contract software support services and extended warranty contracts. The Registrant respectfully advises the Staff that it had historically monitored the estimated impact of presenting certain applicable arrangements on a gross basis versus a net basis and concluded the estimated impact of doing so was immaterial; i.e. in the past, given the immateriality of such arrangements, such arrangements were reported on a gross revenue presentation basis. The Registrant has considered the potential that the amount of such arrangements may increase in the future due to incrementally new applicable arrangements and increased purchases under such existing arrangements and wanted to be prepared should these arrangements grow to become significant in the future. Due to the potential that such arrangements could someday become material, the Registrant began to present such arrangements on a net basis beginning in the first quarter of fiscal 2010.

Because these arrangements have historically been immaterial, the Registrant respectfully advises the staff that its reference to ASC 250 not being applicable was stated in the context that the provisions of ASC 250 were not applied, as this is consistent with the governing principle that the Codification need not be applied to immaterial items.

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (510) 668-3677. Comments may also be sent to my attention via facsimile to (510) 668-3035.

Very truly yours,

/s/ Thomas C. Alsborg

Chief Financial Officer

cc:	Melissa Kindelan, Staff Accountant
Evan Jacobson, Staff Attorney
Maryse Mills-Apenteng, Special Counsel